                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                     UNDER

                      THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY 2000



                             INTRAWEST CORPORATION
                              (Registrant's name)

          SUITE 800, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6 CANADA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F      Form 40-F  X
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No  X
                                    ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

TO OUR SHAREHOLDERS

We believe the solid and consistent performance of Intrawest in the third quarter a 33% growth in income from continuing operations achieved on a same-resort basis attests not only to the strength of our core businesses, but also to the complementary businesses we have built around them. Our portfolio of unique village-centered destination resorts continues to gain broader recognition and acceptance in the marketplace and among our growing loyal base of customers. Whistler/Blackcomb exceeded the two millionth visit for the second year in a row, unprecedented for any resort in North America, and Snowshoe and Panorama had record seasons. Demand for our real estate is high, driven by its location within and adjacent to our village resorts and increasing favorable demographic trends. As a result, our real estate pre-sales are at record levels.

At the same time, Intrawest Vacations, our Internet booking company, sold three times the amount of business for Whistler this quarter than a year ago. Our Resort Club business, Club Intrawest, had an excellent quarter with sales doubling compared with the third quarter of last year and we now intend to actively expand this business. Overall, we are in a very strong position with our core businesses and are in a unique situation to further develop and pursue opportunities that are now available given our established expertise and expansive network.

OPERATING RESULTS (all dollar amounts are in US currency)

Income from continuing operations for the third quarter ended March 31, 2000 grew 33% to $47.7 million, or $1.10 per share, compared with $35.9 million, or $.90 per share for the third quarter ended March 31, 1999. Revenue for the quarter increased 19% to $308.1 million from $258.6 million for the third quarter of 1999. Total Company EBITDA for the period increased to $94.2 million, compared with $80.3 million in the same period in 1999. The weighted average number of shares outstanding increased to 43,381,000 from the 39,674,000 reported for the quarterly period ended March 31, 1999.

Income from continuing operations for the nine months ended March 31, 2000 was 36% higher at $48.8 million, or $1.13 per share, compared with $36.1 million, or $0.91 per share last year. During this period revenue increased 31% to $579.9 million from $443.0 million last year.

Ski and resort operations revenue was $240.3 million, 10% more than last years third quarter revenue of $218.0 million. Revenue from the mountain resorts increased to $227.0 million from $207.8 million, reflecting a record March, subsequent to a slow start in the period, due mainly to weak millenium bookings over the entire travel and hospitality industry. In aggregate, skier visits increased 2% over last years third quarter, with revenue per visit increasing 8%. Revenue from warm-weather resorts was up 30% to $13.3 million as both Sandestin and Intrawest Golf/Raven exhibited strong year over year performance. For the nine-month period ended March 31, 2000, ski and resort operations revenue increased 19% to $377.9 million, compared with $317.0 million for the quarter ended March 31, 1999.

Operating profit from ski and ski resort operations for the quarter increased to $78.3 million compared with $69.6 million last year. For the nine-month period ended March 31, 2000, operating profit from ski and ski resort operations was $87.7 million, compared with $74.6 million in the comparable 1999 period.

Real estate sales totalled $53.7 million, an increase of 52% from $35.4 million in the corresponding period last year, with the majority of the sales closed during the quarter coming from condo-hotel and townhome units at Whistler, Tremblant, Stratton and Keystone. Revenue from the Companys vacation ownership business doubled to $11.1 million from $5.7 million last year. Operating profit from real estate sales increased to $9.1 million for the quarter, compared with $6.7 million in the third quarter of 1999. For the nine-month period ended March 31, 2000, real estate revenue and operating profit were 57% and 45%, respectively, higher than the corresponding 1999 period. Recent real estate highlights include:

- 139 units in Squaw Valley sold out for an average price of $644 per square foot for a total of $73 million.

-    36 units sold in 35 minutes at Mammoth generating $19 million.

-    26 homes in Whistler sold out for an average price of Cdn $1,000,000

- 48 out of 55 units sold in only a few hours at Tremblant for a total of Cdn$30 million.

Currently, we have a record backlog of real estate contracts with total pre-sales of $560 million set to close in the remainder of 2000, 2001 and 2002.

DIVIDENDS

On May 15, 2000, the Board of Directors of the Company declared a dividend of Cdn$.08 per common share payable on July 26, 2000 to shareholders of record on July 12, 2000.

NRP SHARES

Since January 1, 2000 to date, the Company has purchased 37,200 non-resort preferred shares under its normal course issuer bid at an average cost of $1.69 per non-resort preferred share. A quarterly redemption will not be made on July 1, 2000 since the funds available for distribution are below the threshold of Cdn$2 million.

OUTLOOK

In the coming months, we will be introducing a number of new business initiatives with particular emphasis on membership programs for our loyal guests and the expansion of our Internet-based reservations system. These programs will generate additional growth and provide opportunities to leverage our strong customer relationships and network of properties across North America. We expect that the strong cash flow generated from our core businesses over the coming years will provide a solid foundation for these new business initiatives.



/s/ Joe S. Houssian                  /s/ Daniel O. Jarvis
Chairman, President and              Executive Vice President
Chief Executive Officer              and Chief Financial Officer



May 15, 2000

CONSOLIDATED STATEMENTS OF OPERATIONS




                                                Three months ended                 Nine months ended
                                                      March 31                         March 31
                                             ------------------------------------------------------------
                                                2000            1999            2000               1999
                                             ---------        ---------       ---------         ---------
                                        (in thousands of US dollars, except per share amounts)  (unaudited)
REVENUE:
  Ski and resort operations                  $ 240,289        $ 217,992       $ 377,889         $ 317,013
  Real estate sales                             53,732           35,363         181,870           116,133
  Rental properties                              1,902            1,417           4,961             3,687
  Income from equity
   accounted investment                          1,700            1,490           1,700             1,490
  Interest and other income                     10,446            2,316          13,447             4,726
                                             ---------        ---------       ---------         ---------
                                               308,069          258,578         579,867           443,049
EXPENSES:
  Ski and resort operations                    161,957          148,431         290,229           242,411
  Real estate costs                             44,598           28,678         149,076            93,530
  Rental properties                                956              707           2,442             1,720
  Interest                                       6,903            6,826          24,012            17,896
  Depreciation and amortization                 23,599           18,998          38,522            28,628
  General and administrative                     2,459            2,103           5,443             5,023
                                             ---------        ---------       ---------         ---------
                                               240,472          205,743         509,724           389,208
                                             ---------        ---------       ---------         ---------

Income before undernoted                        67,597           52,835          70,143            53,841
Provision for income taxes                      13,224           11,234          13,747            11,468
                                             ---------        ---------       ---------         ---------
Income before non-controlling
  interest and discontinued operations          54,373           41,601          56,396            42,373
Non-controlling interest                         6,706            5,749           7,637             6,328
                                             ---------        ---------       ---------         ---------
Income from continuing
  operations                                    47,667           35,852          48,759            36,045
Results of discontinued operations                 467               (2)            535                29
                                             ---------        ---------       ---------         ---------
Income for the period                        $  48,134        $  35,850       $  49,294         $  36,074
                                             =========        =========       =========         =========
Income per common share:
  Income from continuing
    operations                               $    1.10        $    0.90       $    1.13         $    0.91
  Net income                                 $    1.10        $    0.90       $    1.13         $    0.91
                                             =========        =========       =========         =========
Weighted average number of
  common shares outstanding
  (in thousands)                                43,381           39,674          43,333            39,513
                                             =========        =========       =========         =========

CONSOLIDATED BALANCE SHEETS

As at March 31

(in thousands of US dollars) (unaudited)


                                                              2000                   1999
                                                           -----------            -----------
ASSETS
Current assets:
  Cash and short-term deposits                             $   107,241            $    54,092
  Amounts receivable                                            58,871                 69,675
  Other assets                                                  64,522                 56,303
  Properties:
   Resort                                                      270,091                182,236
   Discontinued operations                                                              5,114
                                                           -----------            -----------
                                                               500,725                367,420
Ski and resort operations                                      768,789                658,700
Properties:
  Resort                                                       301,437                271,107
  Discontinued operations                                       10,311                 20,563
Amounts receivable                                              48,007                 32,783
Other assets                                                    66,579                 61,013
Goodwill                                                        17,988                 14,853
                                                           -----------            -----------
                                                           $ 1,713,836            $ 1,426,439
                                                           ===========            ===========
LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities:
  Amounts payable                                          $   143,333            $   121,732
  Deferred revenue                                              60,976                 53,305
  Bank and other indebtedness, current portion:
    Resort                                                     134,025                169,528
    Discontinued operations                                        550                  5,438
                                                           -----------            -----------
                                                               338,884                350,003
Bank and other indebtedness:
  Resort                                                       718,564                535,531
  Discontinued operations                                        4,025                  4,070
Due to joint venture partners                                   13,443                  7,962
Deferred revenue                                                34,854                 11,666
Deferred income taxes                                            3,513                  9,367
Non-controlling interest in subsidiaries                        29,551                 22,836
                                                           -----------            -----------
                                                             1,142,834                941,435

Shareholders equity:
  Capital stock                                                423,740                375,128
  Retained earnings                                            183,179                140,602
  Foreign currency translation adjustment                      (35,917)               (30,726)
                                                           -----------            -----------
                                                               571,002                485,004
                                                           -----------            -----------
                                                           $ 1,713,836            $ 1,426,439
                                                           ===========            ===========




CONSOLIDATED STATEMENTS OF CASH FLOW


                                                  Three months ended                  Nine months ended
                                                        March 31                          March 31
                                             ---------------------------------------------------------------
                                                2000              1999            2000               1999
                                             ---------         ---------        ---------           --------
                                                       (in thousands of US dollars)               (unaudited)
CASH PROVIDED BY (USED FOR)
OPERATIONS:
  Income from continuing operations          $  47,667         $  35,852        $  48,759           $ 36,045
  Items not affecting cash:
  Depreciation and amortization                 23,599            18,998           38,522             28,628
  Income from equity
    accounted investment                        (1,700)           (1,490)          (1,700)            (1,490)
  Non-controlling interest                       6,706             5,749            7,637              6,328
  Recovery of costs through
    real estate sales                           44,598            28,678          149,076             93,530
  Increase in amounts
    receivable, net                             (7,579)           (2,069)          (5,280)           (30,155)
  Acquisition and development
    of properties held for sale                (61,829)          (50,411)        (239,483)          (169,307)
  Changes in non-cash
    operating working capital                   24,484            39,467           34,120             48,752
                                             ---------         ---------        ---------           --------
  Cash provided by
    continuing operations                       75,946            74,774           31,651             12,331
  Cash provided by
    discontinued operations                        463             1,360            7,807              3,542
                                             ---------         ---------        ---------           --------
                                                76,409            76,134           39,458             15,873
                                             ---------         ---------        ---------           --------
FINANCING:
  Bank and other borrowings, net                 8,463             7,705          128,318            254,957
  Issue of capital stock                         1,335              (922)           1,465             13,323
  Redemption of non-resort
    preferred shares                            (7,240)                -          (15,945)           (13,621)
  Proceeds on sale of
    partnership interest                             -                 -                -             10,641
  Dividends paid                                     -                 -           (2,403)            (2,079)
  Distributions to non-controlling
    interests                                   (1,302)           (1,233)          (1,302)            (1,999)
                                             ---------         ---------        ---------           --------
                                                 1,256             5,550          110,133            261,222
                                             ---------         ---------        ---------           --------
INVESTMENTS:
  Proceeds from (expenditures on)
    revenue-producing properties, net           (1,033)             (406)           3,442             (1,458)
  Expenditures on ski and
    resort operation assets, net               (26,620)          (25,766)        (103,246)           (87,250)
  Expenditures on other assets, net                741            (5,936)          (6,098)           (33,025)
  Expenditures on business
    acquisitions, net of cash acquired         (18,905)          (19,761)         (18,905)          (181,001)
                                             ---------         ---------        ---------           --------
                                               (45,817)          (51,869)        (124,807)          (302,734)
                                             ---------         ---------        ---------           --------
  Increase (decrease) in cash and
    short-term deposits                         31,848            29,815           24,784            (25,639)
  Cash and short-term deposits,
    beginning of period                         75,393            24,282           82,457             79,736
                                             ---------         ---------        ---------           --------
  Cash and short-term deposits,
    end of period                            $ 107,241         $  54,097        $ 107,241           $ 54,097
                                             =========         =========        =========           ========
SUPPLEMENTAL INFORMATION:
  Interest paid                              $ 1 8,945         $ 1 2,437        $  44,256           $ 28,516
  Taxes paid                                       828               407            1,203                505
NON-CASH FINANCING ACTIVITIES:
  Issue of capital stock                     $       -         $       -        $   1,420           $  6,003
  Bank and other borrowings                      5,709                 -            5,709              4,711
NON-CASH INVESTING ACTIVITIES:
  Business acquisitions                      $   5,709         $       -        $   5,709           $ 10,714

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                       Three months ended       Nine months ended
                                            March 31                 March 31
                                      ---------------------------------------------
                                        2000        1999         2000         1999
                                      --------    --------     --------     --------
                                          (in thousands of US dollars)     (unaudited)
Retained earnings, beginning
  of period                            $ 135,045   $ 104,752    $ 136,288   $ 106,607
Income for the period                     48,134      35,850       49,294      36,074
Dividends                                                          (2,403)     (2,079)
                                       ---------   ---------    ---------   ---------
Retained earnings, end of period       $ 183,179   $ 140,602    $ 183,179   $ 140,602
                                       =========   =========    =========   =========




INFORMATION ON COMMON SHARES
As at March 31, 2000
AUTHORIZED
  200,000,000 without par value


                                              Number of
                                            common shares          Amount
                                            -------------          ------
                                            (in thousands)      (unaudited)
ISSUED
  March 31, 2000                               43,427            $ 398,460
STOCK OPTIONS OUTSTANDING                       3,251

SEGMENT DISCLOSURES

The following table presents the Company's results from continuing operations by reportable segment:



                                                Three months ended                Nine months ended
                                                     March 31                          March 31
                                            -----------------------------------------------------------
                                               2000           1999              2000             1999
                                            ---------       ---------         ---------       ---------
                                                   (in thousands of US dollars)              (unaudited)
REVENUE FROM EXTERNAL CUSTOMERS:
  Ski and resort                            $ 227,011       $ 207,760         $ 340,543       $ 289,059
  Real estate                                  55,634          36,780           186,831         119,820
  Warm-weather                                 13,278          10,232            37,346          27,954
  Corporate and all other                      12,146           3,806            15,147           6,216
                                            ---------       ---------         ---------       ---------
                                            $ 308,069       $ 258,578         $ 579,867       $ 443,049
                                            =========       =========         =========       =========
OPERATING INCOME BEFORE
  INTEREST, DEPRECIATION AND
  AMORTIZATION, AND INCOME TAXES:
  Ski and resort                            $  77,232       $  68,915         $  84,440       $  72,469
  Real estate                                  10,080           7,395            35,313          24,570
  Warm-weather                                  1,100             646             3,220           2,133
  Corporate and all other                      12,146           3,806            15,147           6,216
                                            ---------       ---------         ---------       ---------
                                              100,558          80,762           138,120         105,388
Less:
  Interest                                      6,903           6,826            24,012          17,896
  Depreciation and amortization                23,599          18,998            38,522          28,628
  General and administrative                    2,459           2,103             5,443           5,023
                                            ---------       ---------         ---------       ---------
                                               32,961          27,927            67,977          51,547
                                            ---------       ---------         ---------       ---------
                                            $  67,597       $  52,835         $  70,143       $  53,841
                                            =========       =========         =========       =========


There have been no changes from the June 30, 1999 audited consolidated financial statements in the basis of segmentation or in the basis of measurement of segment profit or loss.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                          INTRAWEST CORPORATION

Date: May 30, 2000                        By        /s/ ROSS MEACHER
                                            ------------------------------------
                                            Name: Ross Meacher
                                            Title: Corporate Secretary